UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.)

EXHIBITS

Exhibit Number	Page

1.1 KongZhong Corporation and Wargaming.net Announce Strategic Partnership	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: May 14, 2012

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

3

KongZhong Corporation and Wargaming.net Announce Strategic Partnership

Beijing, China, May 14, 2012 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced that it has entered into a series of agreements with Wargaming.net to create a strategic partnership for all of Wargaming.net's existing and future games in the mainland China market, including but not limited to World of Tanks, World of Warplanes and World of Battleships.

As part of this partnership, KONG's board of directors has approved the grant of warrants for the issuance of issue up to 5.0 million American Depositary Shares (“ADSs’) representing ordinary shares of KONG to Wargaming.net with an exercise price of US$ 5.94 per ADS. The warrants have a duration ranging from 1 to 6 years, and the exercise of the warrant is subject to various conditions, including the commercial launch of Wargaming.net's future games in the mainland China market.

Moreover, as part of this strategic partnership, Wargaming.net has granted to KONG (i) exclusive and long-term operating rights for World of Tanks, World of Warplanes, World of Battleships in mainland China and (ii) the right of first offer over the operating rights of any future Wargaming.net game (including mobile games) in mainland China.

The Company's Chief Financial Officer and Board Member, Jay Chang said, "We are excited to have Wargaming.net as a strategic partner of KONG. Through this partnership, we have fully aligned our long-term interests to maximize the success of all of Wargaming.net's games in the China market for many years to come."

Victor Kislyi, CEO of Wargaming.net said, "After a year of close cooperation and success with World of Tanks in China, we believe KONG is the ideal partner to support the growth and development of all of Wargaming.net's existing and future games for the China market and we are proud to be a strategic partner with KONG."

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market.

4

About Wargaming.net:

Wargaming.net(R) is an award-winning online game developer and publisher and one of the leaders in the free-to-play MMO market. Since 1998, the company has published more than 15 titles, including the highly acclaimed Massive Assault and Order of War series. Currently Wargaming.net is focused on establishing an MMO war trilogy that will include their flagship armored World of Tanks, the flight combat World of Warplanes (one of the most anticipated MMOs for 2012), and the naval World of Battleships scheduled for release in 2013. For more information, please visit: www.wargaming.net.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

5